PMU News Release #11-06 TSX : PMU OTCQX : PFRMF

May 2, 2011

CAFTA HEARING ON JURISDICTION OBJECTION UNDERWAY

A hearing on the Jurisdiction Objection filed by the Government of El Salvador (“GOES”) in relation to an action commenced by Pac Rim Cayman LLC (“PacRim”) in April 2009 under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador commenced today Monday, May 2, 2011 and is scheduled to conclude on Wednesday, May 4, 2011. The hearing is taking place at the International Center for Settlement of Investment Disputes (“ICSID”) in Washington, DC.

The purpose of these hearings is for the ICSID Tribunal to hear argument and witness testimony regarding an Objection filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. The Jurisdiction Objection was filed immediately after the ICSID Tribunal panel unanimously rejected all of the GOES’s arguments made in an earlier Preliminary Objection (filed under Articles 10.20.4 and 10.20.5 of CAFTA) and issued a ruling in favor of PacRim. As with the Preliminary Objection, PacRim asserts the Jurisdiction Objection is without merit and looks forward to presenting its arguments and witness testimony to the Tribunal panel.

Pursuant to Article 10.21.2, ICSID is live video streaming the hearing proceedings, which commence at 9:00 am Eastern time each day. The proceedings will be transmitted in both English and Spanish and can be accessed at http://icsid.worldbank.org/ICSID/FrontServlet?requestType=CasesRH&actionVal=OpenPage&PageType =AnnouncementsFrame&FromPage=Announcements&pageName=Announcement87

To access the live stream you will need Windows Media Player, which is available for download at www.windows.com

ABOUT THE COMPANY
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s subsidiary PacRim is the owner of the high grade, vein-hosted El Dorado gold project in El Salvador. Through its subsidiaries, Pacific Rim owns several similar grassroots gold projects in El Salvador and the Company is actively seeking additional assets elsewhere in the Americas that fit its project focus. The Company recently signed an LOI to acquire a majority interest in the Hog Ranch Property, Nevada. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. subsidiaries (Pac Rim Cayman LLC, Pacific Rim Exploration Inc., and Dayton Mining U.S. Inc.), Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. and Dorado Exploraciones, S.A. de C.V.) and Panamanian subsidiary (Minera Verde, S.A.) inclusive. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange and on the OTCQX market in the US under the symbol PFRMF.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the outcome of ICSID’s ruling on the GOES’s Jurisdiction Objection filing to PacRim’s CAFTA claim; the continuation of the CAFTA claim; and the outcome of PacRim’s CAFTA claim should it continue to completion. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com